UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January, 2018

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: January 29, 2018	By:	/s/ Julian Lin
Name: Julian Lin
Title: Chief Executive Officer

THIRD QUARTER NEWS RELEASE

Investor relations contact:	Please refer to the Nam Tai website (www.namtai.com)
Mr. Kevin McGrath	or the SEC website (www.sec.gov) for Nam Tai press releases
Managing Partner of Cameron Associates	and financial statements.
Tel.:212.245.4577
E-mail: kevin@cameronassoc.com

NAM TAI PROPERTY INC.

Reports Q4 2017 Results

SHENZHEN, PRC – January 29, 2018 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) today announced its unaudited results for the third quarter ended December 31, 2017.

KEY HIGHLIGHTS

(In thousands of US dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Twelve Months Results
	Q4 2017	Q4 2016	YoY(%)(c)	12M 2017	12M 2016	YoY(%)(c)
Operation income	$187	$603	(69)	$1,851	$2,508	(26)
Net operation income	$187	$603	(69)	$1,851	$1,768	5
% of operation income	100.0%	100.0%		100.0%	70.9%
Operating loss	$(2,245)	$(1,415)	—	$(7,599)	$(6,591)	—
% of operation income	(1200.6)%	(234.7)%		(410.5)%	(262.8)%
per share (diluted)	$(0.06)	$(0.04)	—	$(0.20)	$(0.18)	—
Net income (loss)(a)(b)	$(2,477)	$(5,235)	—	$3,944	$(9,534)	—
% of operation income	(1,324.6)%	(868.2)%		213.1%	(380.1)%
Basic income (loss) per share	$0.07	$(0.14)	—	$0.11	$(0.26)	—
Diluted income (loss) per share	$0.07	$(0.14)	—	$0.11	$(0.26)	—
Weighted average number of shares (’000)
Basic	37,256	36,647		36,807	36,673
Diluted	37,256	36,647		37,492	36,673

 Notes:

(a)

Net loss for the three months ended December 31, 2017 mainly included a loss of $4.6 million related to the write down of our old factory buildings located on the eastern section of the Nam Tai Inno City site after their demolition and general and administrative expenses of $2.4 million; but partly offset by exchange gain of $2.4 million as a result of the appreciation of Renminbi against the US dollar in Q4 2017, interest income of $1.6 million earned from time deposits and net operation income of $0.2 million.

(b)

Net income for the twelve months ended December 31, 2017 mainly included exchange gain of $8.6 million as a result of the appreciation of Renminbi against the US dollar during the twelve months ended December 31, interest income of $7.6 million earned from time deposits, and net operation income of $1.9 million, but partly offset by general and administrative expenses of $9.5 million, loss of $4.6 million related to the write down of our old factory buildings located on the eastern section of the Nam Tai Inno City site after their demolition.

(c)	Percentage change is not applicable if either of the two periods contains a loss.
(d)

Capitalization on project investment was $4.3 million for Q4 2017, totaling $16.6 million for the twelve months ended December 31, 2017 and our accumulated project investment was $52.5 million up to December 31, 2017, which was recorded under the account of real estate properties under development in the balance sheet as at December 31, 2017.

(e)

This information has been published on the Company’s website http://www.namtai.com/investors#investors/quarterly_earnings under the quarterly earnings report of Q4 2017 on page 8, Condensed Consolidated Statements of Comprehensive Income.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE FOURTH QUARTER OF 2017

Key Highlights of Financial Position

	As of December 31,	As of December 31,
	2017	2016
Cash, cash equivalents and short term investments	$167.5 million(a)(b)	$184.2 million
Ratio of cash(c) to current liabilities	9.45	14.79
Current ratio	9.74	16.63
Ratio of total assets to total liabilities	14.79	19.98
Return on equity	1.6%	(3.8)%
Ratio of total liabilities to total equity	0.07	0.05

Notes:

(a)

Compared to December 31, 2016, the decrease of $16.7 million in the cash, cash equivalents and short-term investments was mainly due to the payments of $13.4 million for new office premises, $10.3 million for dividend payment, and $11.9 million being made for land development project and accordingly was recorded under the account of real estate properties under development in the balance sheet as of December 31, 2017; but partly offset by the exchange gain of $9.0 million as a result of the appreciation of Renminbi against the US dollar during the twelve months ended December 31, 2017, and proceeds of $6.9 million from shares issued for the exercise of share options.

(b)	Cash in the financial ratio included cash, cash equivalents and short-term investments in the amount of $167.5 million and $184.2 million as of December 31, 2017 and December 31, 2016, respectively.

OPERATING RESULTS

Operation income for the fourth quarter of 2017 and the same quarter of last year were mainly derived from the rental of properties and lands located in Shenzhen. Operating loss for the fourth quarter of 2017 was $2.2 million, an increase of $0.8 million, compared to operating loss of $1.4 million in the fourth quarter of 2016.

Net loss for the fourth quarter of 2017 was $2.5 million compared to a net loss of $5.2 million in the fourth quarter of 2016. Net loss for the fourth quarter of 2017 mainly consisted of a loss of $4.6 million related to the write down of our old factory buildings located on the eastern section of the Nam Tai Inno City site after their demolition and general and administrative expenses of $2.4 million; but partly offset by an exchange gain of $2.4 million as a result of the appreciation of Renminbi against the US dollar in the fourth quarter of 2017, interest income of $1.6 million earned from time deposits and net operation income of $0.2 million. Net loss for the fourth quarter of 2016 mainly consisted of an exchange loss of $5.2 million as a result of the depreciation of Renminbi against the US dollar in the fourth quarter of 2016 and general and administrative expenses of $2.0 million; but partly offset by the interest income of $1.4 million earned from time deposits and net operation income of $0.6 million. Net loss per diluted share for the fourth quarter of 2017 was $0.07 per diluted share compared to net loss per diluted share of $0.14 per diluted share for the fourth quarter of 2016.

Net income for the twelve months ended December 31, 2017 was $3.9 million compared to a net loss of $9.5 million for the twelve months ended December 31, 2016. Net income for the twelve months ended December 31, 2017 mainly consisted of an exchange gain of $8.6 million as a result of the appreciation of Renminbi against the US dollar during the twelve months ended December 31, 2017, interest income of $7.6 million earned from time deposits and operation income of $1.9 million; but partly offset by general and administrative expenses of $9.5 million, loss of $4.6 million related to the write down of our old factory buildings located on the eastern section of the Nam Tai Inno City site after their demolition. Net loss for the twelve months ended December 31, 2016 mainly consisted of general and administrative expenses of $8.4 million and exchange loss of $8.3 million as a result of the depreciation of Renminbi against the US dollar during the twelve months ended December 31, 2016; but partly offset by the interest income of $5.6 million earned from time deposits and net operation income of $1.8 million. Net income per diluted share for the twelve months ended December 31, 2017 was $0.11 per diluted share compared to net loss per diluted share of $0.26 per diluted share for the twelve months ended December 31, 2016.

As the majority of our assets are denominated in Renminbi, the translation of Renminbi denominated assets to US dollars for reporting purposes has resulted in foreign exchange gain for the twelve months ended December 31, 2017. Due to the fluctuation of exchange rate for Renminbi against the US dollar, foreign exchange gain for the twelve months ended December 31, 2017 was $8.6 million, or approximately 217.6% of the amount of our net income for this period. However, since the majority of our payment obligations are also denominated in Renminbi, we do not expect the movement of Renminbi against the US dollar to materially or adversely impact our business. Nevertheless, investors should consider that the purchasing power of US dollar figures for cash and cash equivalents and other short-term investments is not identical from period to period.

Capitalization on project investment was $4.3 million for Q4 2017, totaling $16.6 million for the twelve months ended December 31, 2017 and our accumulated project investment was $52.5 million up to December 31, 2017, which was recorded under the account of real estate properties under development in the balance sheet as of December 31, 2017.

Our business of land development is currently in the preparatory stage where it takes time to apply for the relevant licenses and permits from the PRC government. During this preparatory stage of the land development, our only sources of income are from limited deposit interest; therefore, we expect to continue to incur losses during this stage.

Please see page 7 of the Company’s Condensed Consolidated Statements of Comprehensive Income for further details. This information has also been published on the Company’s website at http://www.namtai.com/investors#investors/quarterly_earnings in the quarterly earnings report of Q3 2017 on page 7, Condensed Consolidated Statements of Comprehensive Income.

COMPANY OUTLOOK

The development of Nam Tai Inno Park in Guangming, Shenzhen, and Nam Tai Inno City in Gushu, Shenzhen, continues to proceed smoothly.

The Company has begun certain strategic cooperation with Kaisa Group Holdings Ltd. (“Kaisa”), including hiring a number of engineers and real estate professionals from Kaisa to join the Company as officers and employees, as well as appointing one of Kaisa’s founders, Mr. Ying Chi Kwok, as an executive director. Based on the most recent filing by Kaisa, following its purchase of shares from our Chairman, Mr. M.K. Koo, and from the public market, Kaisa currently holds approximately 25.0% of the Company’s outstanding share capital. With the injection of the new project team and the support from Kaisa, the Company has significantly increased its execution ability and has become less reliant on external consultants. It is expected that the Company will continue to consult with Kaisa from time to time, leveraging Kaisa’s knowledge and experience in the areas of construction and real estate development. Effective February 1, 2018, the Company will also promote Mr. Ying Chi Kwok as our CEO and Ms. Yu Zhang as our CFO. Mr. M.K. Koo will remain as our Chairman of the Board and Mr. Julian Lin will remain as our President and General Counsel.

The construction of Nam Tai Inno Park continued with the excavation of its foundation and pile driving during the fourth quarter of 2017. The Company has been conducting a thorough review of its construction and marketing plans and decided to make certain significant improvements, including realigning the unit sizes with the projected market demand, installing more advanced building automation systems, air conditioning system and fire proofing. The Company has also been fine tuning certain schematic designs to increase construction efficiency, foot and vehicle traffic safety and achieve higher aesthetic value. Due to the size of the project and the resources required, the Company has also divided the site into eastern and western sections and will engage two separate main construction contractors, each of which will only be responsible for its own section, to ensure construction quality and safety. The two sections will commence construction simultaneously, in lieu of separate phases, to ensure no further delay with our construction plan. The Company expects to select the two main construction contractors in the first half of 2018.

For Nam Tai Inno City, the Company has also afforded its new project team the opportunity to conduct a thorough review of its former construction and marketing plans. Similar to Nam Tai Inno Park, Nam Tai Inno City will be constructed by sections, with Phase I, the eastern section, being constructed first, followed by Phase II, the western section. Building in phases will help the Company avoid over-flooding the market upon completion and better align the roll out of our units with Shenzhen’s urban development plan. The Company plans to select the architectural design firm for Nam Tai Inno City during the first quarter of 2018, after the new project team has completed its review. In line with the previously announced schedule, the Company has begun to demolish its old factory buildings located on the Inno City site in the fourth quarter of 2017. The first stage of this process, the eastern section, is expected to be completed in the first half of 2018. After completing the demolition of the existing headquarters on the eastern section of the Inno City site, the Company will move its headquarters first to our existing offices in the western section of Inno City, then to another location in the Baoan, Shenzhen, purchased in April 2017.

As for the Wuxi facilities, the Company continues to search for both potential buyers or renters, with the primary focus on rental.

Following below are summaries of our Nam Tai Inno Park and Nam Tai Inno City projects:

Part I: Gross Floor Areas for the Two Projects:

	Inno Park		Inno City
	(In square meters, except plot ratios)
Land area	103,739		52,625
Plot ratios	2.59		6.00
	Office	175,406	Office + Soho	187,880
	Apartment	61,000	Apartment	48,300
Gross floor area (GFA)	Commercial	28,594	Commercial	25,000
	Other	4,159	Other	7,200
		269,159		268,380
Underground floor area	62,673		80,000
Total construction floor area (CFA)		331,832		348,380
Remark	The above figures are subject to adjustment upon the final approval of the relevant authorities in China.

Part II: Timetable for the Two Projects:

	Main Certificates	Estimated Completion Date
		Inno Park	Inno City Phase I	Inno City Phase II	2017	2018	2019	2020	2021	2022	2023
A	Land Use Rights Certificate	Obtained June 2015	Apr. 2018	Oct. 2019		★	♦
B	Land Use Permit	Obtained Sep. 2015	June 2018	Dec. 2019		★	♦
C	Construction Planning Permit	Obtained Aug. 2017	Dec. 2018	June 2020	▲	★		♦
D1	Early Construction Permit for Pile Foundation	Obtained May 2017	N/A	N/A	▲
D2	Construction Permit for the Main Structure	May 2018	Jan. 2019	July 2020		▲	★	♦
D3	Construction Acceptance Certificate for the Main Structure	Oct. 2019	Sep. 2020	Feb. 2022			▲	★		♦
D4	Construction Completion	Oct. 2020	Nov. 2021	May 2023				▲	★		♦
E	Property Ownership Certificate	Oct. 2020	Nov. 2021	May 2023				▲	★		♦

Remarks

1. ▲represent “Inno Park”, while ★ represent “Inno City – Phase I” and represent “Inno City – Phase II”.

2. The construction of “Inno Park” has commenced from April 2017

3. The construction of “Inno City” is expected to commence before December 2018.

Part III: Budgetary Estimate for the Two Projects:

	Total Cost	Inno Park	Inno City
		(US$ in million)
1	Construction Cost	312	415
2	Operation Cost	69	43
	Total	$ 381	$ 458

	Remark

The $839 million Schematic Design Estimation was prepared by our quantity surveyor, Currie & Brown, based on a schematic design originally prepared by our architectural design firm. This estimate will be used by us for cost control purposes to monitor the costs of design, construction, and other operations.

This estimation does not include the costs of marketing and interior furnishing and makes no adjustment for inflation or financing costs. If the developed properties are offered for sale, the costs would also have to include payment for land appreciation tax.

Potential Risks in Our Business

We currently derive a majority of our income from interest income. Since 2016, we have seen a stabilizing trend on the benchmark interest rates in China. However, due to the current economic conditions in China, we expect the People’s Bank of China (“PBOC”) to keep Renminbi-denominated official time deposit interest rates in China at a low level throughout 2018. We expect to continue to incur operating losses in the first quarter of 2018 and beyond. With this lower interest rate environment and continued decrease in our level of deposit, we expect our income offset against these operating losses to materially decrease in future periods, which will accelerate the current decline of our cash and cash equivalents and other short-term investments.

We have only become a real estate developer after our electronic manufacturing businesses ceased in 2014. To ensure our successful transformation, we have engaged external advisors and sought potential strategic partners and investors, including Kaisa, to support our projects. We cannot assure you our efforts are sufficient in carrying out a transformation of this magnitude. Our Chairman, Mr. Koo, is 74 years old. Mr. Koo has begun his transition towards retirement in anticipation of age and health issues. We cannot assure you that our transition planning can be carried out smoothly, or that any successor will be able to manage our Company as effectively.

As the majority of our assets are denominated in Renminbi, the translation of Renminbi-denominated assets to US dollars for our reporting purposes has resulted in a foreign exchange gain in this quarter. As such, we do expect to see fluctuations in the reporting of foreign exchange loss/gain in the financial statements due to the movement of Renminbi against the US dollar. However, as a majority of our payments are in Renminbi, we also do not expect the movement of Renminbi against the US dollar to adversely impact our business. Nevertheless, investors should consider that the purchasing power of US dollar figures for cash and cash equivalents and other short-term investments is not identical from period to period.

In order for the projects to proceed smoothly, we will need to access additional funding. To do so, the Company will negotiate loans and credit lines with financial banks to source funds needed to assist in future development of the projects. These debt instruments often contain covenants limiting our flexibility in operating our business and can contain requirements that we meet certain milestones in our project development. There can be no assurance that we can successfully enter into these instruments with financial institution or that, if we do, we will be able to comply with the covenants or milestones these instruments may require. Failure to enter into these loans or credit lines or to comply with any terms required by this funding may delay our developments as we seek alternative sources of funding or prevent us from completing the developments entirely.

As of the end of 2017, we have a total cash balance of $167.5 million and no debt. With our current cash position, we believe our finances remain healthy to fund the initial stages of these property development projects until the end of 2018. All of our land development related applications are subject to government policies and regulations in the real estate market. As this is our first venture into the land development projects, we may encounter industry-specific difficulties that result in losses as we progress with our projects in Shenzhen. As we are currently in the planning stage of our property projects, and can only generate limited interest income from cash deposit, we will continue to record operating losses. Cash on hand is expected to drop continuously, but most of the incurred expenditures related to construction will be for project development, which will be capitalized as real estate properties under development (non-current asset) on our balance sheet. For more information on risks in our business, please refer to the Risk Factors section of our 2016 Annual Report on Form 20-F as filed with the SEC and on our website.

According to our project development plan, project investment for Q1 2018 is estimated to be $16.4 million, and project investment for the year of 2018 is estimated to be $153.5 million.

The information contained in or that can be accessed through the website mentioned in this announcement does not form part of this announcement.

PAYMENT OF QUARTERLY DIVIDENDS FOR 2018

As announced on October 30, 2017, the Company set the payment schedule of quarterly dividends for 2018. The dividend for Q4 2017 was paid on October 20, 2017.

The following table updates the previously announced schedule for declaration and payment of quarterly dividends in 2018.

Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2018	December 31, 2017	January 19, 2018	$0.07	Paid
Q2 2018	March 31, 2018	April 20, 2018	$0.07
Q3 2018	June 30, 2018	July 20, 2018	$0.07
Q4 2018	September 30, 2018	October 19, 2018	$0.07
Full Year 2018			$0.28

 The Company’s decision to continue making dividend payments in 2018 as set out and confirmed in the above table does not necessarily mean that cash dividend payments will continue thereafter or at the same amount. Whether future dividends after 2018 are to be declared will depend upon Company’s future growth and earnings at each relevant period, of which there can be no assurance, and the Company’s cash flow needs for business operations and transformation. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2018, and we also cannot assure you what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all.

PROPOSED SCHEDULE FOR RELEASE OF QUARTERLY FINANCIAL RESULTS FOR 2018

To maintain the efficiency of delivering the Company’s quarterly financial results to the market, the Company’s management has decided to follow approximately the same schedule of 2017 to release the quarterly financial results for 2018. Details of the expected quarterly release dates are as follows:

Announcements of Financial Results

Quarter	Date of release
Q1 2018	May 7, 2018 (Monday)
Q2 2018	July 30, 2018 (Monday)
Q3 2018	November 5, 2018 (Monday)
Q4 2018	January 28, 2019 (Monday)

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “seek”, “believe” or “timetable”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, delay in the Company’s ability to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of two parcels of properties in Guangming, Shenzhen, and Gushu, Shenzhen, respectively, and the successful redevelopment of the two parcels of properties into Nam Tai Inno Park and Nam Tai Inno City; the sufficiency of the Company’s cash position and other sources of liquidity to fund its property developments; continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China and changes in the labor supply and labor relations. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Report filed on Form 6-K from time to time. The Company’s decision to continue dividend payments in 2017 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared depends upon the Company’s future growth and earnings, of which there can be no assurance, as well as the Company’s cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2017, what amount those dividends may be or whether such dividends, once declared for a specific period, will continue for any future period, or at all; and whether we will purchase any of our shares in the open markets or otherwise. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this press release; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

We are a real estate developer. We hold two parcels of land located in Guangming and Gushu, Shenzhen, China. We are converting these two parcels of land that formerly housed the manufacturing facilities of our prior businesses into high-tech research and development centers, Nam Tai Inno Park and Nam Tai Inno City. We expect our principal income in the future will be derived from rental income from these research and development centers. Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”).

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED DECEMBER 31, 2017 AND 2016

(In Thousands of US dollars except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2017 (Unaudited)	2016 (Unaudited)	2017 (Unaudited)	2016 (Audited)
Operation income (1)	$187	$603	$1,851	$2,508
Operation expense	—	—	—	740
Net operation income	187	603	1,851	1,768
Costs and expenses
General and administrative expenses	2,432	2,018	9,450	8,359
	2,432	2,018	9,450	8,359
Operating loss	(2,245)	(1,415)	(7,599)	(6,591)
Other income (expenses), net (2)	2,721	(5,223)	8,495	(8,497)
Interest income	1,620	1,403	7,621	5,554
Write off demolished building	(4,573)	—	(4,573)	—
(Loss) income before income tax	(2,477)	(5,223)	3,944	(9,534)
Consolidated net (loss) income	$(2,477)	(5,223)	3,944	(9,534)
Other comprehensive income (3)	2,259	—	6,311	—
Consolidated comprehensive (loss) income	2,259		6,311
Consolidated comprehensive (loss) income(4)	$(218)	$(5,223)	$10,255	$(9,534)
(Loss) earnings per share
Basic	$0.07	$(0.14)	$0.11	$(0.26)
Diluted	$0.07	$(0.14)	$0.11	$(0.26)
Weighted average number of shares (’000)
Basic	37,256	36,647	36,807	36,673
Diluted	37,256	36,647	37,492	36,673

Notes:

(1)	The property located at the site of Nam Tai Inno City – Phase II in Gushu has been rented to a third party lessee with a term of three and a half years ending in October 2017.
(2)

Other incomes (expenses), net, include an exchange gain of $2.4 million, income from selling residual scraps from demolished buildings, partly offset by loss from Wuxi operations of $0.2 million for the three months ended December 31, 2017.

(3)	An increase in other comprehensive income due to foreign exchange translation..
(4)

Consolidated comprehensive loss for the three months ended December 31, 2017 mainly include general and administrative expenses of $2.4 million, loss of $4.6 million related to the write down of our old factory buildings located on the eastern section of the Nam Tai Inno City site after their demolition；but partly offset by an exchange gain of $2.4 million as a result of the appreciation of Renminbi against the US dollar in the fourth quarter of 2017, interest income of $1.6 million earned from time deposits and net operation income of $0.2 million.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2017 AND DECEMBER 31, 2016

(In Thousands of US dollars)

	December 31, 2017	December 31, 2016
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents(1)	$165,173	$94,558
Short term investments(1)	2,319	89,624
Prepaid expenses and other receivables	5,110	4,034
Assets held for sale	—	18,970
Total current assets	172,592	207,186
Real estate properties under development, net(2)	52,460	37,779
Property, plant and equipment, net	36,976	3,735
Other assets	49	101
Total assets	$262,077	$248,801
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,705	$845
Accrued expenses and other payables	1,500	1,405
Dividend payable	10,514	10,205
Total current liabilities	17,719	12,455
EQUITY
Shareholders’ equity:
Common shares	376	364
Additional paid-in capital	249,856	241,536
Retained earnings	(24)	6,607
Accumulated other comprehensive loss(3)	(5,850)	(12,161)
Total shareholders’ equity	244,358	236,346
Total liabilities and shareholders’ equity	$262,077	$248,801

Note:

(1)

According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased qualify under that definition. Therefore, the fixed deposits maturing over three months in amount of $2.3 million and $89.6 million as at December 31, 2017 and December 31, 2016, respectively, are not classified as cash and cash equivalents but are separately disclosed as short-term investments in the balance sheet.

(2)

Capitalization on project investment was $4.3 million for Q4 2017, totaling $16.6 million for the twelve months ended December 31, 2017 and our accumulated project investment was $52.5 million up to December 31, 2017.

(3)	Accumulated other comprehensive loss represented foreign currency translation adjustment.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED DECEMBER 31, 2017 AND 2016

(In Thousands of US dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2017 (Unaudited)	2016 (Unaudited)	2017 (Unaudited)	2016 (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income (loss)	$(2,477)	$(5,235)	$3,944	$(9,534)
Adjustments to reconcile consolidated net income (loss) to net cash provided by operating activities:	86
Depreciation and amortization of property, plant and equipment, land use rights and other assets	16	29	328	1,784
Loss(gain) on disposal of property, plant and equipment	—	—	(25)	(14)
Gain on disposal of idle property, plant and equipment	4,573	—	—	(8)
Write off demolished building	57		4,573
Impairment on other assets	303		57
Share-based compensation expenses	303	388	1,126	1,035
Unrealized exchange (gain) loss	(526)	3,248	(6,712)	3,370
Changes in current assets and liabilities:
(Increase) decrease in prepaid expenses and other receivables	(1,202)	38	(1,035)	(618)
(Decrease) increase in accrued expenses and other payables	(402)	314	3	(1,225)
Total adjustments	2,885	(4,017)	(1,035)	4,324
Net cash provided by (used in) operating activities	$408	$(1,218)	$2,259	$(5,210)
CASH FLOWS FROM INVESTING ACTIVITIES
Payments for real estate properties under development	$(7,065)	$(903)	$(11,935)	$(5,577)
Purchase of property, plant & equipment	(13,242)	—	(13,377)	(525)
Decrease (increase) in deposits for real estate properties under development	81	21	(74)	304
Decrease in deposits for purchase of property, plant and equipment	13,838	—	—	4
Proceeds from disposal of property, plant and equipment	—	—	67	14
Proceeds from disposal of idle property, plant and equipment	—	—	—	8
Proceeds from disposal of demolished building	550		550
Cash received from finance lease receivable	—	—	—	1,371
Decrease (increase) in short term investments	7,725	12,901	87,384	(39,719)
Net cash provided by (used in) investing activities	$1,432	$12,901	$62,615	$(44,120)
CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(2,596)	$(734)	$(10,266)	$(2,936)
Proceeds from shares issued for option exercise	3,023	—	6,908	3,289
Share repurchase program	—	—	—	(6,259)
Net cash provided by (used in) financing activities	$427	$(734)	$(3,358)	$(5,906)
Net increase (decrease) in cash and cash equivalents	$2,267	$10,067	$67,516	$(55,236)
Cash and cash equivalents at beginning of period	161,407	89,539	94,558	157,371
Effect of exchange rate changes on cash and cash equivalents and short term investments	1,499	5,048	9,099	(7,577)
Cash and cash equivalents at end of period	$165,173	$94,558	$165,173	$94,558

NAM TAI PROPERTY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED DECEMBER 31, 2017 AND 2016

(In Thousands of US dollars)

1.

These financial statements, including the consolidated balance sheet as of December 31, 2016, which was derived from audited financial statements, do not include all of the information and notes required by U.S. Generally Accepted Accounting Principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2016.

2.

In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year ended December 31, 2017.

3.

Accumulated other comprehensive loss represents foreign currency translation adjustments. The consolidated comprehensive income (loss) was $(2,477) and $(5,235) for the three months ended December 31, 2017 and 2016, respectively, and was $3,944 and $(9,534) for the twelve months ended December 31, 2017 and 2016, respectively.

4.	A summary of the operation income, other income (expenses), net, net income (loss) and long-lived assets by geographical areas is as follows:

	Three months ended December 31,		Twelve months ended December 31,
	2017	2016	2017	2016
OPERATION INCOME WITHIN:
-PRC, excluding Hong Kong	$187	$603	$1,851	$2,508
OTHER INCOME (EXPENSES), NET:
- Gain (loss) on exchange difference	$2,419	$(5,201)	$8,582	$(8,294)
- Interest income from finance lease receivable	—	—	—	16
- Gain on disposal of idle property, plant, and equipment	529	—	529	8
- Loss from Wuxi operations	(230)	(164)	(693)	(634)
- Others	3	142	77	407
Total other income (expenses), net	$2,721	$(5,223)	$8,495	$(8,497)
NET INCOME (LOSS) FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$(5,292)	$(146)	$(6,759)	$(2,106)
- Hong Kong	2,815	(5,089)	10,703	(7,428)
Total net income (loss)	$2,477	$(5,235)	$3,944	$(9,534)

	December 31,2017	December 31, 2016
LONG-LIVED ASSETS WITHIN:
- Real estate properties under development in PRC, excluding Hong Kong	$56,460	$37,779
- Property, plant and equipment in PRC, excluding Hong Kong	33,894	507
- Hong Kong	3,082	3,228
Total long-lived assets	$89,436	$41,514